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SEC FILE NUMBER
001-13796

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Gray Television, Inc.

Full Name of Registrant

Former Name if Applicable

4370 Peachtree Road, NE

Address of Principal Executive Office (Street and Number)
Atlanta, GA 30319

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Under our senior credit facility we are required to maintain compliance with various financial covenants, including keeping our leverage ratio below certain maximum levels. As previously disclosed, the continuing general economic recession, including the significant decline in advertising by the automotive industry, adversely impacted our ability to generate cash from operations during 2009 and continuing into the first quarter of 2010. We were in compliance with all covenants under our senior credit facility as of December 31, 2009. However, based on the continuing trends and our current assumptions regarding our operations, we believed that we would not be able to meet the more restrictive leverage ratio covenant — which would decrease from 8.5 to 7.0 — that would take effect for periods ending on and after March 31, 2010.

As a result, and as previously disclosed, we commenced discussions with our lenders under the senior credit facility to seek certain modifications to the terms of the credit facility, including the leverage ratio covenant. On March 30, 2010, we successfully reached agreement on the terms of an amendment to our senior credit facility, to take effect on March 31, 2010, the terms of which will be described in a report filed with the SEC as soon as practicable. The nature and terms of the amendment directly affect the presentation of our financial statements, our liquidity and capital resources, and the related disclosures to be included in our Annual Report on Form 10-K for the year ended December 31, 2009 (the “Annual Report”). Consequently, the process of completing the financial statements and the related information required to be included in the Annual Report could not be completed by the scheduled filing deadline for the Annual Report. The Company currently anticipates that the Annual Report will be filed as soon as practicable but in any event no later than the fifteenth calendar day following the prescribed due date.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

James C. Ryan	404	504-9828
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously announced, for the year ended December 31, 2009, we expect to report revenues (less agency commissions) of $270.3 million, compared to $327.2 million for 2008. The decrease in revenues was primarily attributable to decreases in the categories of local advertising, national advertising and political advertising.

Gray Television, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 31, 2010	By	/s/ James C. Ryan

James C. Ryan,
Senior Vice President and Chief Financial Officer